BP 2/26

04002748

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 23 2004
WASH. D.C. SECTION

SEC FILE NUMBER
8-40720

CM

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFG Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 SE 6th Ave., Suite 105
(No. and Street)

Topeka	KS	66603-3515
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard L. Jacobs 785-233-4071
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berberich Trahan & Co., P.A.
(Name – *if individual, state last, first, middle name*)

3630 SW Burlingame Road	Topeka	KS	66611-2050
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard L. Jacobs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OFG Financial Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kelly D. Dean
NOTARY PUBLIC~STATE OF KANSAS
MY APPT EXP: 5-16-07

Richard Jacobs
Signature

Secretary - Treasurer
Title

Kelly D. Dean
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berberich Trahan & Co., P.A.

Certified Public Accountants

3630 SW Burlingame Road
Topeka, KS 66611-2050

Telephone 785 234 3427
Toll Free 1 800 530 5526
Facsimile 785 233 1768
E-mail cpa@cpakansas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
OFG Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of OFG Financial Services, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan & Co., P.A.

Topeka, Kansas
January 27, 2004

Berberich Trahan & Co., P. A.

Certified Public Accountants

OFG FINANCIAL SERVICES, INC.

FORM X-17A-5, PART III

SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2003 AND 2002

OFG FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

Years Ended December 31, 2003 and 2002

TABLE OF CONTENTS

Berberich Trahan & Co., P.A.

Certified Public Accountants

3630 SW Burlingame Road
Topeka, KS 66611-2050

Telephone 785 234 3427
Toll Free 1 800 530 5526
Facsimile 785 233 1768
E-mail cpa@cpakansas.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
OFG Financial Services, Inc.:

We have audited the accompanying statements of financial condition of OFG Financial Services, Inc. (the Company) as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OFG Financial Services, Inc. at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 through 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berberich Trahan & Co., P.A.

Topeka, Kansas
January 27, 2004

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash and cash equivalents:		
Cash	$ 134,011	$ 76,269
Money market account (Note 2)	374,359	373,396
	508,370	449,665
Receivables:		
Commissions and concessions	288,306	256,907
Advances to salesmen	1,405	1,923
Other	15,425	22,990
	305,136	281,820
Clearinghouse deposit	15,000	15,000
Prepaid expenses	80,059	69,800
Furniture and equipment - at cost, less accumulated depreciation of $ 125,010 and $ 101,271 in 2003 and 2002, respectively	55,897	55,138
	150,956	139,938
	$ 964,462	$ 871,423

See accompanying notes to financial statements.

	2003	2002
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$ 11,962	$ 12,784
Accrued liabilities:		
Commissions	219,945	201,533
Other	1,959	1,704
Income tax	9,795	10,135
Total liabilities	243,661	226,156
Stockholder's equity:		
Common stock - $ 10 par value; authorized 2,500 shares, issued and outstanding 325 shares	3,250	3,250
Additional paid-in capital	163,750	163,750
Retained earnings	553,801	478,267
	720,801	645,267
	$ 964,462	$ 871,423

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF INCOME

Years Ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Commissions and concessions	$ 5,056,263	$ 5,037,523
Interest	3,047	7,009
	5,059,310	5,044,532
Expenses:		
Employee compensation and benefits (Note 4)	990,237	870,211
Commissions and clearing charges	3,588,603	3,564,133
Rent	68,631	74,877
Communications	46,598	58,534
Promotional costs	56,144	165,656
Supplies	36,048	33,068
Taxes, other than income taxes	49,198	48,643
Other operating expenses (Note 3)	120,482	155,497
	4,955,941	4,970,619
Income before income taxes	103,369	73,913
Provision for income taxes (Note 5)	27,835	17,975
Net income	$ 75,534	$ 55,938

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2002	$ 3,250	$ 163,750	$ 422,329	$ 589,329
Net income	-	-	55,938	55,938
Balance at December 31, 2002	3,250	163,750	478,267	645,267
Net income	-	-	75,534	75,534
Balance at December 31, 2003	$ 3,250	$ 163,750	$ 553,801	720,801

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 75,534	$ 55,938
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	23,577	22,466
Changes in assets and liabilities:		
Receivables	(23,316)	21,108
Prepaid expenses	(10,259)	(4,676)
Accounts payable	(822)	(89)
Accrued liabilities	18,327	(112,675)
Net cash provided by (used in) operating activities	83,041	(17,928)
Cash flows from investing activities:		
Purchase of furniture and equipment	(24,336)	(8,661)
Net increase (decrease) in cash and cash equivalents	58,705	(26,589)
Cash and cash equivalents, beginning of year	449,665	476,254
Cash and cash equivalents, end of year	$ 508,370	$ 449,665

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	2003	2002
Cash paid for income taxes	$ 28,175	$ 9,023

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

1 - Organization and Summary of Significant Accounting Policies

Organization

OFG Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers (NASD). The Company concentrates in the marketing of mutual funds and annuities covering an area which includes seventeen states. A substantial part of commission income is generated through one carrier.

Statements of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be a cash equivalent.

Commissions and Concessions Revenue

Commissions and concessions are recorded as revenue once the carrier or mutual fund company confirms that payment has been received and the commission or concession earned.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally five years. Capital leases are amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred. When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 - Deposits

The Company routinely invests its surplus operating funds in money market funds. These funds generally invest in highly liquid U.S. government and agency obligations and various investment grade corporate obligations. Investments in money market funds are not insured or guaranteed by the U.S. government or by the underlying corporation; however, management believes that credit risk related to these investments is minimal.

3 - Leases

The Company has a residential property lease for the purpose of providing a Topeka residence for the President of the Company. Annual lease payments for 2003 and 2002 were $ 12,000. The lease can be terminated by either party upon 30 days notice.

The Company entered into a three year lease agreement for office space on April 1, 1999. The lease terminated on June 30, 2002. The Company extended the current lease for 60 months which is set to terminate June 30, 2007. Annual lease expense for 2003 and 2002 was $ 63,434 and $ 61,826, respectively.

Minimum future lease payments are as follows:

2004	$ 62,183
2005	64,032
2006	65,935
2007	33,450
	$ 225,600

4 - Pension Plan

The Company adopted the OFG Financial 401(k) Plan (the Plan). Full-time employees must complete one year of service and be at least 21 years of age in order to participate in the Plan. Employees can contribute up to 10% of their salary subject to Internal Revenue Service limitations. The Company provided a discretionary contribution of 10% in 2003 and 2002. Both employee and employer contributions are 100% vested upon payment into the Plan. For the years ended December 31, 2003 and 2002, the Company contributed $ 69,511 and $ 84,233, respectively, into the Plan. These contributions are included in employee compensation and benefits on the statements of income.

5 - Income Taxes

Provision for income taxes reflected on the statements of income represents current taxes. The tax rate is lower than the Federal statutory rate of 34% primarily due to the use of lower rates attributable to the first $ 50,000 of income of the graduated income tax brackets.

6 - Related Party Transactions

For 2003 and 2002, the Company received $ 1,500 per month from an affiliated corporation for use of office facilities and other administrative costs. These receipts are netted against certain operating expenses, including rent, communications, and promotional costs.

7 - Net Capital

Pursuant to the net capital provisions of rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2003 were:

Net capital	$ 559,120
Net capital requirements	100,000
Aggregate indebtedness	243,661
Aggregate indebtedness to net capital ratio	.44 to 1

OFG FINANCIAL SERVICES, INC.

CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

December 31, 2003

No such liabilities exist at December 31, 2003.

See independent auditors' report.

OFG FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Aggregate indebtedness - total liabilities	$ 243,661
Net capital:	
Credit items:	
Common stock	3,250
Additional paid-in capital	163,750
Retained earnings	553,801
	720,801
Debit items:	
Nonallowable assets:	
Advances to salesmen	1,405
Commissions, concessions and other receivables	16,833
Furniture and equipment, net	55,897
Prepaid expenses	80,059
Haircut on money market account	7,487
	161,681
Net capital	559,120
Capital requirements	100,000
Capital in excess of requirements	$ 459,120

Ratio of aggregate indebtedness to net capital is .44 to 1.

See independent auditors' report.

OFG FINANCIAL SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditors' report.

OFG FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditors' report.

OFG FINANCIAL SERVICES, INC.

RECONCILIATIONS

December 31, 2003

COMPUTATION OF NET CAPITAL

Net capital shown in FOCUS II report for December 31, 2003, as previously filed	$	566,955
Reconciling items:		
Adjustment to income taxes		(7,835)
Net capital as shown on this report	$	559,120

RESERVE REQUIREMENTS

Not applicable.

See independent auditors' report.